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                                                                  EXHIBIT (A)(4)

                          ILLINOIS CENTRAL CORPORATION

                           455 NORTH CITYFRONT PLAZA

                          CHICAGO, ILLINOIS 60611-5504

                                                               February 13, 1998

Dear Stockholders:

     I am pleased to inform you that Illinois Central Corporation (the "Company") and Canadian National Railway Company ("Canadian National") have entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Blackhawk Merger Sub, Inc. (the "Purchaser"), a wholly owned subsidiary of Canadian National, has commenced a tender offer (the "Offer") to purchase approximately 75% of the outstanding shares of the Company's Common Stock (the "Shares") at a price of $39.00 per Share. Following completion of the Offer and subject to satisfaction of customary conditions, the Purchaser will be merged with and into the Company (the "Merger") and each Share not purchased in the Offer will be converted into the right to receive an amount of Canadian National common stock (the "Canadian National Common Stock") equal to the fraction obtained by dividing (1) $39.00 by (2) the average closing price of the Canadian National Common Stock (the "Average Closing Price") over the 20 day trading period ending two trading days prior to the effective time of the Merger; provided that if such Average Closing Price is less than $43.00, then the Average Closing Price will be deemed to be $43.00 and if such Average Closing Price is greater than $64.50, then the Average Closing Price will be deemed to be $64.50. If less than 75% of the shares are tendered, the Shares outstanding prior to the Merger will be converted into the right to receive a prorated amount of stock and cash in order to ensure that the overall aggregate consideration consists of 75% cash and 25% stock.

     AS MORE FULLY DESCRIBED IN THE ATTACHED SCHEDULE 14D-9, YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, AND RECOMMENDS THAT COMPANY STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES.

     In reaching its conclusion, the Board considered, among other factors, the Company's business, its current financial condition and results of operations, and its future prospects, and the current and anticipated developments in the railroad industry and the Board's belief, on the basis of its familiarity with these matters, that the consideration to be received by the Company's stockholders in the transaction fairly reflects the Company's intrinsic value.

     The enclosed Offer to Purchase and related Letter of Transmittal set forth in detail the terms and conditions of the Offer and the Merger and provide instructions on how to tender your Shares. Attached is a copy of the Schedule 14D-9 filed by the Company with the Securities and Exchange Commission. The
Schedule 14D-9 describes the reasons for the Board's conclusions and contains other important information relating to the Offer. I urge you to consider the enclosed information carefully.

                                            Sincerely,

                                        LOGO

                                            Gilbert H. Lamphere
                                            Chairman